Mail Stop 3561

      June 30, 2006


Harold E. Miller, Jr.
47 West 200 South, Suite 500
Salt Lake City, Utah 84101

      Re:	Franklin Receivables LLC
      	Registration Statement on Form S-3
      	File No. 333-134469
      	Filed May 25, 2006

Dear Mr. Miller,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectuses and the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1. It is unclear why you have included parties other than the registrant on the cover of the registration statement. Please advise or revise.

2. It appears that you contemplate offering both notes and certificates pursuant to this document. The prospectus supplement you provided, however, relates only to the notes. Please advise or provide a prospectus supplement relating to the certificates.

General
3. Please confirm the extent to which the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that
has offered a class of asset-backed securities involving the same asset class as this offering.
4. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed
simultaneously
with or prior to the final prospectus.  Refer to Item 1100(f) of
Regulation AB.
5. Please also confirm that you will file unqualified legal and tax
opinions at the time of each takedown.
6. Please note that a takedown off of a shelf that involves
assets,
structural features, credit enhancement or other features that were
not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features
reasonably contemplated to be included in an actual takedown. Accordingly, please revise the 6th bullet point on the cover page of the base prospectus, the Derivative Arrangements section on page
50
and the Credit and Cash Flow Enhancements section on page 65.


Prospectus Supplement

Cover

7. Please revise the cover to state that the securities represent the obligations of the issuing entity only and not "the trust." Refer to
Item 1102(d) of Regulation AB.


Base Prospectus

Floating Rate Securities, page 43
8. We note that the interest on the floating rate securities will be determined by reference to an index. Please revise the base prospectus to identify all indices that may be used to determine interest payments or confirm that, in any case, they will be indices that reflect payments of interest based on debt transactions and not based on an equity or a commodities index. Refer to Item 1113(a)(3)
of Regulation AB.

Credit and Cash Flow Enhancements, page 65

9. We note in the first paragraph of this section that credit or cash flow enhancement for a series of Securities may cover one or more other series of securities. We also note from the second paragraph of this section that if a form of credit enhancement covers more than one series, securityholders will be subject to the risk that such credit enhancement will be exhausted by claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Derivative Agreements, page 66

10. Please revise to clarify the type of derivative agreement you may use to offset basis risk.

11. Please revise the last sentence of this section to refer to Item
1115 of Regulation AB.


Exhibits

12. It appears that the pooling and servicing agreement you have incorporated by reference does not comply with the new requirements in Exchange Act Rule 15d-18. Please provide us copies of your updated pooling and servicing agreement and your sale and servicing agreement, marked to show changes from the prior agreements, including any changes made to comply with Regulation AB.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact me at (202) 551-3315.


								Sincerely,


								Hanna T. Teshome
								Special Counsel


cc:	Via Facsimile
	Matthew P. Joseph, Esq.
	McKee Nelson LLP
	(917) 777-4299




Franklin Receivables LLC
June 30, 2006
Page 1